Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated March 1, 2006

Commission file number 333-108879

MOBIFON HOLDINGS B.V.

(Exact name of registrant as specified in its charter)

(Translation of Registrant’s name into English)

Rivium Quadrant 173-177, 15th floor, 2909 LC Capelle aan den IJssel, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): _______________

EXPLANATORY NOTES

References herein to the “Company”, “we”, “us” or “our” are references to MobiFon Holdings B.V., a Netherlands corporation, and, where the context requires, its subsidiary.  References to MobiFon are references to MobiFon S.A., a Romanian corporation and the subsidiary of the Company.  Unless otherwise indicated, all dollar amounts in this document are expressed in U.S. dollars. The word “dollar” and the symbols “$” or “U.S.$” refer to the U.S. dollar, references to “Euro” or “€” refer to the lawful single currency of the European Monetary Union and references to “Leu” and “Lei” refer to the lawful currency of Romania.

Our financial statements are presented in dollars and have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, and all financial information presented in this document about us has been derived from those financial statements. Where applicable and unless otherwise stated, items of income or expense in Lei have been converted into dollars at the reference rate of exchange published by the National Bank of Romania, on the effective date of conversion.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31.  The Company’s next fiscal year will end on March 31, 2006.

On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON).  This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar.

Unless otherwise indicated, all operating data presented herein is as of December 31, 2005 or for the three months then ended. References herein to the “third quarter” are references to the quarter ended December 31, 2005, the third quarter of the Company’s new fiscal year ending March 31, 2006.

FORWARD-LOOKING STATEMENTS

This document and the documents incorporated herein by reference contain certain forward-looking statements concerning our future operations, economic performances, financial conditions and financing plans, including such things as business strategy and measures to implement strategy, competitive strengths, goals, expansion and growth of the mobile telecommunications industry and our business and operations and references to future success. Forward-looking statements may be identified by use of forward-looking terminology such as “believe”, “intend”, “may”, “should”, “expect”, “estimate”, “anticipate”, “continue”, or similar terms, variations of those terms or the negative of those terms. These statements are based on certain assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties, including, among other things, the risk factors discussed in the Transition Report on Form 20-F for the three months ended March 31, 2005. Consequently, all of the forward-looking statements made in this document and the documents incorporated herein by reference are qualified by these cautionary statements, and there can be no assurance that the results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us and our subsidiary or their businesses or operations. We undertake no obligation and do not intend to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable law. For all of these forward-looking statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

All amounts are in U.S.$ unless otherwise stated

This Operating and Financial Review and Prospects section should be read in conjunction with the accompanying unaudited consolidated financial statements of MobiFon Holdings B.V. (the “Company”) for the three months ended December 31, 2005 and should also be read in conjunction with the audited consolidated financial statements and Operating and Financial Review and Prospects contained in the Company’s Transition Report on Form 20-F for the three month period ended March 31, 2005. On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31.

The Company is a provider of GSM mobile telecommunication services in Romania through its subsidiary MobiFon S.A. (“MobiFon”).  The Company is a wholly-owned subsidiary of ClearWave N.V. (“ClearWave”) and was until May 31, 2005 an indirect subsidiary of Telesystem International Wireless Inc. (“TIW”), a Canadian public company.  On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V. (“VIHBV”), a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), for the sale of all of TIW’s interests in ClearWave.  The sale was completed on May 31, 2005 and since that date the Company has been an indirect subsidiary of Vodafone.

MobiFon added 602,832 net customers for the three months ended December 31, 2005 reaching a total of 6,131,839 compared to net additions of 540,567 in the three months ended December 31, 2004 and total customers of 4,910,312 at December 31, 2004.  This represents an increase of 24.9% in total number of customers over the 12 months. As of December 31, 2005, we estimate that MobiFon had a 45.7% share of the cellular market in Romania. MobiFon’s net postpaid customer additions during the period represented 44.7% of its overall customer additions compared to 40.9% for the same quarter of 2004, reflecting MobiFon’s value-driven acquisition strategy. As of December 31, 2005, postpaid customers accounted for 36.4% of MobiFon’s total customer base as compared to 34.3% at December 31, 2004.

During the 12 months ended December 31, 2005, we estimate cellular telephony market penetration in Romania increased to 62% from 47% at December 31, 2004.

Three months ended December 31, 2005 compared to the three months ended December 31, 2004

Service revenues reached $265.6 million compared to $192.9 million for the three months ended December 31, 2004. This $72.7 million increase in service revenues translated into a 37.7% year over year growth rate. This growth was largely attributable to a 24% increase in average number of customers and an increase in average revenue per user (“ARPU”).

The ARPU for the third quarter was $15.39 compared to $13.86 for the same period of 2004, with the increase being primarily the result of higher usage and an improved postpaid to prepaid customer ratio.

Equipment revenues rose to $23.3 million for the three months ended December 31, 2005 compared to $10.2 million for the same period in 2004 primarily as a result of higher quantities and prices of certain handsets sold as the Company recently launched 3G services and increased efforts to retain existing customers. Cost of equipment correspondingly rose to $46.9 million from $23.3 million for the three months ended December 31, 2005 and 2004 respectively.  The increase in cost of equipment also includes a $6.3 million adjustment to the liability related to MobiFon’s loyalty point program discussed in note 8 and recorded in the third quarter.  As a result, the gross negative margin on equipment increased to $23.6 million compared to $13.2 million for the same period last year.

Cost of services, excluding related depreciation and amortization, as a percentage of service revenue decreased to 21.2% from 21.8% in the same quarter in 2004 largely as a result of lower regulatory fees, specifically the universal service fee, and economies of scale realized as fixed network costs are spread over a larger customer base.

Selling, general and administrative expenses decreased from 27.4% of service revenues for the three months ended December 31, 2004 to 26.1% for the three months ended December 31, 2005, reflecting productivity improvements, primarily in the customer service and administrative departments, partially offset by a $1.4 million adjustment related to accrued vacation discussed in note 8.

Depreciation and amortization increased to $39.4 million for the three months ended December 31, 2005, from $31.6 million for the same period in 2004, due to a higher tangible asset base in MobiFon and the impact of shortening the lives of certain assets.  The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $77.1 million compared to $53.2 million for the same period last year, an increase of 44.8%.

Total third party interest expense amounted to $8.9 million for the three months ended December 31, 2005, compared to $11.8 million in the same period in 2004 due to lower average debt levels at MobiFon and lower effective interest rates due primarily to the refinancing of the MobiFon senior credit facility.  Related party interest on the subordinated loans decreased to $17.8 million for the three months ended December 31, 2005 from $24.9 million in the same period in 2004 due to reduced interest rates on the loans, partially offset by higher related party indebtedness.

Income tax expense for the quarter decreased by $4.0 million to $6.3 million compared to the same period in 2004, as the effect of the lower tax rate in Romania more than offset the higher pre tax income at MobiFon. In addition, MobiFon’s tax expense benefited from the devaluation of the RON during the quarter resulting in currency losses being deductible for tax purposes without a corresponding adjustment to U.S. GAAP income before income taxes and minority interests.  During the same quarter of 2004, the strengthening of the ROL increased MobiFon’s tax expense.  During the quarter, we recorded, as an offset to tax expense, income of $2.7 million from VIHBV in recognition of benefits it receives by filing a consolidated tax return with us ($8.6 million from ClearWave for the same quarter in 2004).  The Romanian statutory corporate income tax rate was 16% throughout 2005 and 25% in 2004.

Substantially all of the increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2004 is a result of higher income before minority interest at MobiFon.

Nine months ended December 31, 2005 compared to the nine months ended December 31, 2004

Service revenues reached $752.3 million compared to $538.7 million for the nine months ended December 31, 2004. This $213.6 million increase in service revenues translated into a 39.6% year over year growth rate. This growth was largely attributable to a 28.9% increase in average number of customers and an increase in average revenue per user.

The ARPU for the nine month period was $15.42 compared to $14.24 for the same period of 2004, with the increase being primarily the result of higher usage and an improved postpaid to prepaid ratio.

Equipment revenues rose to $47.7 million for the nine months ended December 31, 2005 compared to $28.3 million for the same period in 2004 primarily as a result of higher quantities and prices of certain handsets sold as the Company recently launched 3G services and increased efforts to retain existing customers. Cost of equipment correspondingly rose to $89.6 million from $54.4 million for the nine months ended December 31, 2005 and 2004 respectively.  The increase in cost of equipment also includes a $6.3 million adjustment to the liability related to MobiFon’s loyalty point program discussed in note 8 and recorded in the third quarter.  As a result, the gross negative margin on equipment increased to $41.9 million compared to $26.0 million for the same period last year.

Cost of services as a percentage of service revenue increased to 21.4% in the nine months ended December 31, 2005 compared with 21.3% for the same period in the prior year. Higher interconnection costs associated with a higher proportion of traffic terminating on other operators’ networks were partially offset by lower regulatory fees, particularly the universal service fee, and economies of scale realized as fixed network costs are spread over a larger customer base.

Selling, general and administrative expenses decreased from 24.2% of service revenues for the nine months ended December 31, 2004 to 23.9% for the latest nine-month period.  This decrease reflects productivity improvements, primarily in the customer service and administrative departments, partially offset by greater advertising and commissioning expenses during the period and a $1.4 million adjustment related to accrued vacation discussed in note 8.

Depreciation and amortization increased to $108.5 million for the nine months ended December 31, 2005, from $89.8 million for the same period in 2004, due to a higher tangible asset base in MobiFon and the increased amortization of fair value adjustments, most notably of customer relationships, associated with the acquisition of additional interests in MobiFon.  The revenue growth and lower depreciation costs as a percentage of service revenue resulted in an operating income of $261.5 million compared to $177.6 million for the same period last year, an increase of 47.3%.

Total third party interest expense amounted to $32.0 million for the nine months ended December 31, 2005, compared to $36.1 million in the same period in 2004 due to lower average debt levels at MobiFon and lower effective interest rates due primarily to the refinancing of the MobiFon senior credit facility and margin reductions as a result of achieving certain financial ratios.  Related party interest on the subordinated loans decreased to $59.5 million for the nine months ended December 31, 2005 from $65.4 million in the same 2004 period due to higher intercompany indebtedness being more than offset by reduced interest rates on the loans during the period.  The Company also recognized $6.4 million in losses on early extinguishment of debt during the nine months ended December 31, 2005.

Income tax expense for the nine months ended December 31, 2005 decreased by $3.3 million to $24.8 million, compared to the same period in 2004.  The effect of the lower tax rate in Romania more than offset the higher pre tax income at MobiFon.  In addition, MobiFon’s tax expense benefited from the devaluation of the RON during the quarter resulting in currency losses being deductible for tax purposes without a corresponding adjustment to U.S. GAAP income before income taxes and minority interests.  During the period, we recorded, as an offset to tax expense, $10.2 million from ClearWave and VIHBV in recognition of benefits they receive by filing a consolidated tax return with us ($22.3 million from ClearWave for the 2004 period).  The Romanian statutory corporate income tax rate was 16% throughout 2005 and 25% in 2004.

The increase in the share of earnings allocated to minority interests in MobiFon compared to the same period in 2004 is a result of higher income before minority interest at MobiFon partially offset by the lower average percentage ownership held by minority shareholders in 2005.

Liquidity and Capital Resources

For the quarter ending December 31, 2005, operating activities provided cash of $110.6 million compared to $79.3 million in the corresponding 2004 period.  Operating activities for the nine months ended December 31, 2005 provided cash of $367.0 million compared to $213.8 million for the same period in 2004.  The primary factor contributing to the higher operating cash flow was higher operating income before non-cash items such as depreciation and amortization.

Investing activities used cash of $53.6 million for the three months ended December 31, 2005 compared to cash outflow of $27.5 million during the same period in 2004.  For the nine-month period ending December 31, 2005, investing activities used cash of $201.3 million compared to $107.8 million during the same period in 2004.  During the third quarter, our investing activities consisted solely of the acquisition of property, plant and equipment.  Investing activities for the nine months ended December 31, 2005 also includes the use of $28.1 million of cash in connection with the July 2005 acquisition of additional interests in MobiFon compared to $5.8 million and $10.9 million, respectively, used during the three and nine months ended December 31, 2004.  During the nine months ended December 31, 2005, $2.0 million of restricted cash was released as a result of the early redemption of $16.2 million in principal of the Company’s 12.5% Senior Notes (the “Notes”).

Financing activities used cash of $0.1 million and $186.2 million for the three and nine months ended December 31, 2005 respectively, compared to $38.2 million and $97.2 million used in the comparable 2004 periods.  During 2005 this includes the full repayment of MobiFon’s senior credit facility in the amount of $258.7 million; $247.5 million of which took place in the second quarter with $19.2 million paid for the partial redemption of the Notes, partially offset by the €200 million ($240.9 million) drawn on MobiFon’s new senior credit facility during the second quarter.  In addition, $39.1 million (nil in the quarter) was distributed to minority interests of MobiFon and $109.0 million (nil for the quarter) was paid to the parent company and affiliates in the nine months to December 31, 2005.  During the three and nine months ended December 31, 2004, financing activities used cash to repay third party and related party debt and for distributions to minority interests.

Cash, cash equivalents and restricted short-term investments totaled $116.9 million as of December 31, 2005, including $26.3 million at the Company, which included $25.8 million in restricted short term investments.

Long-term debt to third parties, including current portion, at the end of December 31, 2005 was $464.9 million, comprised of $258.1 million at MobiFon and $206.8 million at the Company.  As at December 31, 2005, our total indebtedness to Vodafone and its affiliates amounted to $1,086.4 million, consisting primarily of subordinated notes.

MobiFon paid dividends of $57.0 million, $50.0 million and $85.0 million in April, July and September 2005, respectively, of which $12.0 million, $10.0 million and $17.1 million were paid to minority shareholders, including an aggregate of $38.6 million paid to Vodafone Europe B.V.  As at December 31, 2005, the total amount of dividends declared but not yet paid was RON 51.8 million ($16.7 million).  An amount of $3.4 million is reported as amounts payable to minority interests. The remaining dividends were paid in full on January 30, 2006.

On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON).  This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar.

Liquidity and Capital Resources (Cont’d)

On July 1, 2005, we acquired, from a minority shareholder, 0.9% of MobiFon for a cash payment of $28.1 million which was financed by a draw on our €200 million credit facility with VIHBV.   As a result of this transaction our equity interest in MobiFon increased from 79.0% to 79.9%.   The acquisition was accounted for using the purchase method whereby the aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate.  The aggregate purchase price exceeded the carrying value of the net assets of MobiFon by $25.0 million which was allocated to goodwill in the amount of $17.2 million and $7.8 million to other fair value net increments.

In August 2005, in accordance with the covenants governing the Notes, we made an offer to acquire up to $28.9 million in principal of the notes at a purchase price equal to the principal amount of the notes plus accrued interest and unpaid interest.  No Notes were submitted to the Company for redemption.

On September 27, 2005, MobiFon drew down on a new syndicated term loan.  This new facility is for €200 million is unsecured and is repayable in installments up to August 31, 2010.  The €200 million draw down was used to repay the outstanding liability of $236.3 million and cancel the $300 million syndicated senior credit facility signed on August 27, 2002.  As an economic hedge to its Euro borrowing exposure, MobiFon also entered into a series of 200 million Euro to U.S. dollar forward contracts.

We expect to have future capital requirements, particularly in relation to the expansion and the addition of capacity to our cellular network, payments for a UMTS license, and the build-out of a related UMTS network and for the servicing of our debt. We intend to finance such future capital requirements mainly from cash and cash equivalents on hand, restricted short-term investments and cash flows from operating activities.

The Company also has a €200 million revolving credit facility with VIHBV at its disposal, €60.0 million ($71.0 million) of which was undrawn as of December 31, 2005.

We are a holding company with no material business operations, sources of income or operating assets of our own other than the shares of MobiFon. Our cash flow and, consequently, our ability to meet our debt service obligations is dependent upon the payment of funds by MobiFon in the form of loans, dividends, and advances or otherwise.

The terms of MobiFon’s new syndicated senior credit facility allow for distributions of cash to shareholders provided MobiFon is not in default under the related loan agreement. Under Romanian Company Law, MobiFon can declare a dividend distribution based on earnings of the prior year, once per annum to be paid over a time period not to exceed three years. Furthermore, Romanian Company Law prohibits MobiFon from making loans to the Company if such loans are not in the interests of MobiFon.

MobiFon Holdings B.V.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (UNAUDITED)

(in thousands of U.S. dollars)
	Three months ended December 31,		Nine months ended December 31,
	2005 $	2004 $	2005 $	2004 $

Revenues
Services	265,605	192,929	752,259	538,677
Equipment	23,303	10,153	47,737	28,332
	288,908	203,082	799,996	567,009
Costs
Cost of services, excluding related depreciation and amortization	(56,190)	(42,052)	(160,712)	(114,787)
Cost of equipment	(46,916)	(23,346)	(89,608)	(54,361)
Selling, general and administrative expenses	(69,392)	(52,859)	(179,658)	(130,529)
Depreciation and amortization	(39,351)	(31,611)	(108,492)	(89,756)
Operating income	77,059	53,214	261,526	177,576
Interest expense - Third party	(8,941)	(11,813)	(31,965)	(36,129)
Interest expense - Related party	(17,834)	(24,881)	(59,456)	(65,367)
Interest and other income	2,928	746	6,853	1,808
Foreign exchange gain (loss)	176	271	(753)	505
Loss related to extinguishment of debt	—	—	(6,376)	—
Income before income taxes and minority interests	53,388	17,537	169,829	78,393
Income taxes	(6,308)	(10,342)	(24,770)	(28,090)
Income before minority interests	47,080	7,195	145,059	50,303
Minority Interests	(13,803)	(6,417)	(44,779)	(36,767)
Net income before cumulative effect of change in accounting policy	33,277	778	100,280	13,536
Cumulative effect of change in accounting policy (Note 6)	—	—	(1,472)	—
Net income	33,277	778	98,808	13,536
Foreign currency translation adjustment	16,308	—	36,828	—
Change in fair value of interest rate swaps	—	584	(1,060)	1,782
Comprehensive income	49,585	1,362	134,576	15,318

See accompanying notes

Mobifon Holdings B.V.

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands of U.S. dollars)
	December 31, 2005	March 31, 2005
	$	$

ASSETS
Current assets
Cash and cash equivalents	91,102	111,834
Short-term investments - restricted	25,823	27,844
Trade debtors, net	90,650	66,122
Inventories, net	12,446	13,540
Prepaid expenses	8,907	17,484
Advanced to related party	280,294	10,696
Deferred income tax assets	2,544	1,362
Other current assets	245	2,266
Total current assets	512,011	251,148
Property, plant and equipment, net	541,278	459,175
License, net	74,148	75,720
Customer relationships, net	31,291	35,428
Goodwill	560,918	543,661
Deferred financing costs and other non current assets	10,018	15,832
Deferred income tax assets	2,875	3,387

Total assets	1,732,539	1,384,351

LIABILITIES AND SHAREHOLDER’S DEFICIT
Current liabilities
Accounts payable - trade	76,423	44,079
Accounts payable - parent and affiliated companies	4,544	1,111
Income and value added taxes payable	34,623	34,202
Accrued interest payable	11,408	7,883
Accrued dealers’ commissions	19,494	9,011
Other accrued liabilities	47,645	22,814
Deferred revenues	29,392	22,978
Current portion of long-term debt - Third party	30,902	53,381
Distribution payable to minority interests (Note 2)	3,350	13,905
Total current liabilities	257,781	209,364
Deferred income tax liability	6,359	6,785
Long-term debt - Third party (Note 5)	434,017	449,033
Other non-current liabiliites	6,434	5,786
Long-term debt - Related party (Note 3)	1,081,902	917,026
Total liabilities	1,786,493	1,587,994
Minority interests	67,632	54,732
Shareholder’s deficit
Share capital (18,000 common shares)	16	16
Retained earnings	195,140	96,332
Difference between counterpart given and carrying value of capital transactions with parent company	(353,570)	(355,783)
Accumulated other comprehensive income:
Currency translation adjustment	36,828	—
Accumulated changes in fair value of interest rate swaps	—	1,060
Total shareholder’s deficit	(121,586)	(258,375)

Total liabilities and shareholder’s deficit	1,732,539	1,384,351

See accompanying notes

Mobifon Holdings B.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands of US dollars)

	Three months ended December 31,		Nine months ended December 31,
	2005 $	2004 $	2005 $	2004 $

OPERATING ACTIVITIES
Net income	33,277	778	98,808	13,536
Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	39,351	31,611	108,492	89,756
Accreted interest on loans from parent company	17,834	24,881	59,456	65,367
Income tax benefits sold to the parent company	(2,650)	(8,550)	(10,158)	(22,303)
Minority interests	13,803	6,417	44,388	36,767
Other non-cash items	(9,041)	2,407	(2,879)	2,803
Changes in operating assets and liabilities	18,044	21,789	68,851	27,849
Cash provided by operating activities	110,618	79,333	366,958	213,775

INVESTING ACTIVITIES
Acquisitions of property, plant and equipment	(53,613)	(21,945)	(175,198)	(97,142)
Releases of restricted cash	—	281	2,021	281
Increase of ownership in subsidiaries	—	(5,832)	(28,100)	(10,926)
Cash used in investing activities	(53,613)	(27,496)	(201,277)	(107,787)

FINANCING ACTIVITIES
Net payments to parent company and affiliates	—	(22,978)	(109,039)	(32,616)
Subsidiary distributions paid to minority interests	—	(7,770)	(39,105)	(39,838)
Deferred financing costs	(51)	—	(973)	—
Proceeds from issue of long-term debt	—	—	240,890	—
Repayment of long-term debt	—	(7,500)	(277,931)	(24,750)
Cash used in financing activities	(51)	(38,248)	(186,158)	(97,204)

Effects of foreign currency on cash and cash equivalents	107	—	(255)	—

Net change in cash and cash equivalents	57,061	13,589	(20,732)	8,784
Cash and cash equivalents, beginning of period	34,041	99,253	111,834	104,058
Cash and cash equivalents, end of period	91,102	112,842	91,102	112,842

See accompanying notes

Mobifon Holdings B.V.

CONSOLIDATED STATEMENTS OF SHAREHOLDER’S DEFICIENCY (UNAUDITED)

(in thousands of U.S. dollars)

		Difference between counterpart given and carrying		Accumulated other comprehensive income/(loss)
	Share capital	value of capital transactions with parent company	Retained earnings	Currency translation adjustment	Hedging activities	Total shareholder’s deficit
	$	$	$	$	$	$
Balance as at March 31, 2004	16	(357,729	64,143	—	(1,759)	(295,329)
Goodwill pushdown	—	1,946	—	—	—	1,946
Comprehensive income	—	—	13,536	—	1,782	15,318
Balance as at December 31, 2004	16	(355,783)	77,679	—	23	(278,065)

Balance as at March 31, 2005	16	(355,783)	96,332	—	1,060	(258,375)
Waiver of interest to parent company loans (Note 3)	—	2,213	—	—	—	2,213
Comprehensive income	—	—	98,808	36,828	(1,060)	134,576
Balance as at December 31, 2005	16	(353,570)	195,140	36,828	—	(121,586)

See accompanying notes

MOBIFON HOLDINGS B.V.

NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED)

December 31, 2005

Note 1 Description of business and basis of presentation

MobiFon Holdings B.V. (the “Company”) develops and operates a mobile telecommunication network in Romania through its operating subsidiary MobiFon S.A. (“MobiFon”).  The Company is a wholly-owned subsidiary of ClearWave N.V. (“ClearWave”) and until May 31, 2005 was an indirect subsidiary of Telesystem International Wireless Inc. (“TIW”).

On March 15, 2005, TIW entered into definitive agreements with Vodafone International Holdings B.V. (“VIHBV”), a wholly-owned subsidiary of Vodafone Group Plc (“Vodafone”), for the sale of all of TIW’s interests in ClearWave.  The sale closed on May 31, 2005 and since that date, the Company is an indirect subsidiary of Vodafone.

On June 1, 2005, the Company changed its fiscal year end from December 31 to March 31. The Company’s next fiscal year will end on March 31, 2006.

On July 1, 2005 the Company acquired a further 0.9% of MobiFon for cash consideration of $28.1 million.

The unaudited consolidated interim financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”) for interim financial information and are based upon accounting policies and methods consistent with those used and described in the annual financial statements prepared under U.S. GAAP, save as disclosed in note 6. These financial statements should be read in conjunction with the most recent annual financial statements. In the opinion of management all adjustments of a normally recurring nature considered necessary for a fair presentation have been included.  Operating results for the three-month period ended December 31, 2005 are not necessarily indicative of the results that may be expected for the year ending March 31, 2006. The consolidated balance sheet as at March 31, 2005, has been derived from the audited consolidated financial statements at that date but does not include all of the information and footnotes required by U.S. GAAP for complete financial statements.

The Company’s operating results are subject to seasonal fluctuations that materially impact quarter-to-quarter operating results.  Accordingly, one quarter’s operating results are not necessarily indicative of what a subsequent quarter’s operating results will be.  In particular, this seasonality generally results in usage in the first calendar quarter tending to be lower than in the rest of the year.  Also in the first calendar quarter, new customer acquisitions tend to be low which can result in reduced costs.  Seasonal fluctuations also typically occur in the third calendar quarter of each year because of higher usage and more roaming, as a result of the summer holidays, result in higher network revenue and operating profit.  Furthermore, the fourth calendar quarter typically has the largest number of customer additions and associated customer acquisition and activation related expenses, including marketing and promotional expenditures, which result in lower operating profits.

Certain comparative figures were reclassified to conform to the current period presentation.

Note 2 Distributions payable to minority interests

In March 2005, the shareholders of MobiFon approved dividends amounting to ROL 6.1 trillion ($214.9 million).  MobiFon paid dividends of $57.0 million, $50.0 million and $85.0 million in April, July and September 2005, respectively, of which $12.0 million, $10.0 million and $17.1 million were paid to minority shareholders, including an aggregate of $38.6 million paid to Vodafone Europe B.V., a related party holding an equity interest of 20.1% in MobiFon.  As at December 31, 2005, the amount of dividends declared but not yet paid was RON 51.8 million ($16.7 million).  An amount of $3.4 million is reported as amounts payable to minority interests. The remaining dividends were paid in full on January 30, 2006.

Note 3 Intercompany indebtedness and change in functional currency

On May 20, 2005 the loans due to ClearWave, shown within the consolidated balance sheet as “long-term debt related party”, were assigned by ClearWave to Telesystem (Antilles) Corporation N.V (“TAC”) and were amended to change the interest rate to 8% per annum.  Interest on these loans, amounting to $2.2 million, for the period May 20 to May 31 was waived and has been reflected as a capital contribution in the consolidated financial statements as a reduction to the difference between counterpart given and carrying value of capital transactions with parent company.

The $10.7 million advanced to ClearWave in 2003 and 2004 was applied against these loan balances immediately prior to their assignment to TAC.

In conjunction with the acquisition of ClearWave by VIHBV, the loans to TAC were assigned to VIHBV.  On June 1, 2005 the loans were amended as follows:

•                  the loan with a principal balance of $465.4 million bearing interest at 8% per annum and maturing on July 31, 2030 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 7.15% per annum;

•                  the loan with a principal balance of $149.5 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum; and

•                  the loan with a principal balance of $303.1 million bearing interest at 8% per annum and maturing on December 31, 2013 has been converted to a Euro denominated loan with a corresponding reduction in the interest rate to 6.86% per annum.

In future, the Company will file a consolidated tax return with other members of the Vodafone Group, however, the Company will charge VIHBV only for the tax benefits it receives from the use of the Company’s interest expense associated with the assigned loan having a principal of $465.4 million at the time of assignment.

As a result of the above significant changes in the currency of the Company’s debt and cash flows, the Company changed its functional currency from the U.S. dollar to the Euro on June 1, 2005. The reporting currency of the Company and the functional currency of MobiFon remain the U.S. dollar.

On June 2, 2005, the Company entered into a revolving €1 billion credit facility with VIHBV. On July 8, 2005, the facility was reduced to €200 million maturing on June 2, 2011; and bears interest at EURIBOR for the period plus a 1% margin. €137.4 million was drawn on this facility during June 2005. This primarily relates to €113.3 million ($139 million) advanced as a U.S. dollar deposit to a Vodafone subsidiary as an economic hedge to the Company’s U.S. dollar exposure and €23.1 million ($28.1 million) was used to fund the Company’s July 1, 2005 acquisition of a further 0.9% interest in MobiFon.

On July 1, 2005, the local currency of MobiFon, the Leu, was revalued at the rate of 10,000 “old Lei” (ROL) for one “new Leu” (RON).  This change has had no effect on the functional currency of MobiFon which continues to be the U.S. dollar.

Note 4 Indebtedness

12.5% Senior Notes

On June 7, 2005 the Company launched a tender offer for its 12.50% Senior Notes (the “Notes”).  As a result, on July 8, 2005 the Company had repaid Notes with a principal amount of $16.2 million, representing 7.26% of the outstanding Notes, for total cash consideration of $20.1 million, including $0.9 million of accrued interest.

As a result of this repurchase, the Company recognized additional financing charges of $3.6 million, which has been classified as a loss on early extinguishment of debt, and which represents the excess of the purchase price over the principal amount acquired as well as the proportionate share of the unamortized issuance discount, net of the fair value increment and a write-off of the related unamortized deferred financing costs.

Pursuant to the terms of the Notes the Company made a change in control offer on June 29, 2005 to repay all or part of the Notes then outstanding at 101% of their principal amount plus accrued and unpaid interest and additional amounts, if any, to the date of repurchase.  The offer period closed on August 23, 2005. No Notes were submitted to the Company for redemption.

In August 2005, in accordance with the covenants governing the Notes, the Company made an offer to acquire up to $28.9 million in principal of the Notes at a purchase price equal to the principal amount of the Notes plus accrued and unpaid interest.  No Notes were submitted to the Company for redemption.

Other debt

On September 27, 2005, MobiFon drew down on a new syndicated term loan.  This new facility is for €200 million is unsecured and is repayable in instalments up to August 31, 2010.  The €200 million draw down was used to repay the outstanding liability of $236.3 million and cancel the $300 million syndicated senior credit facility signed on August 27, 2002.  As an economic hedge to its Euro borrowing exposure, MobiFon also entered into a series of 200 million Euro to U.S. Dollar forward contracts.

As a result of the retirement of the current bank facility and the unwinding of the related hedging agreements, MobiFon recognized a loss on early extinguishment of debt and related interest rate swap arrangements of $2.8 million during the quarter ended September 30, 2005 which consisted of the write-off of $3.9 million of unamortized deferred financing costs, partially offset by previously unrealized gains on such swap arrangements.

Note 5 Acquisition of MobiFon’s equity interest

On July 1, 2005, the Company acquired, from a minority shareholder, 0.9% of MobiFon for a cash payment of $28.1 million which was financed by a draw on the Company’s €200 million credit facility with VIHBV.  As a result of this transaction, the Company’s equity interest in MobiFon increased from 79.0% to 79.9%.  The acquisition was accounted for using the purchase method whereby the aggregate consideration was allocated to the fair value of the assets acquired and liabilities assumed based on management’s best estimate.  The aggregate purchase price exceeded the carrying value of net assets of MobiFon by $25.0 million.  Such excess has been allocated as follows:

(in thousands of U.S. dollars)	$

Increment of license costs	4,760
Increment of customer relationships	4,509
Related deferred tax	(1,483)
Goodwill	17,257

TOTAL	25,043

The customer relationships will be amortized using the straight-line method over a period of 4 years and the license costs over the remaining life of MobiFon’s GSM license of approximately 6.5 years.

Note 6 Change in accounting policy

Effective April 1, 2005, the Company changed its policy for accounting for loyalty points.  Previously, the Company deferred the expected cost of redeeming points which would be used for the purchase of handsets subsidized by the Company in conjunction with the signing of a 12 month contract.  Commencing April 1, 2005, the expected cost of redeeming such points is being expensed at the time they are earned.  The Company believes the new policy better reflects the Company’s best estimate of the committed loss arising at the point at which the points are earned.  As a result, of this change, the company recognized a $1.5 million cumulative effect of change in accounting policy which represented the write-off of $2.5 million in costs previously deferred less income tax and minority interest effects of $0.6 million and $0.4 million, respectively. Net income of prior periods would not have been significantly impacted if this voluntary change in accounting principle was applied retroactively. Applying the new accounting policy did not have a material impact on net income for the three and nine months ended December 31, 2005.

Note 7 Property, plant and equipment

The Company undertook a review of the remaining useful lives of certain of its assets based on their current and expected future technical condition and utility. As a result, effective October 1, 2005, the Company changed the estimated useful lives of certain of these assets reported within network equipment and within computer equipment and software, which resulted in an increase in depreciation expense during the third quarter of approximately $2.3 million.

Note 8

While preparing the financial statements for the third quarter, the Company determined that certain loyalty points related to a modification of its loyalty point program had not been included in the calculation of the related liability and that a liability for accrued holiday had not been recorded. The Company corrected its accounting for these items in the determination of net income for the three months ended December 31, 2005. The adjustments recorded in the three months ended December 31, 2005 relating to prior periods are shown in the table below.

(in thousands of U.S. dollars)	Accrued vacation	Loyalty points	Total

Cost of services, excludes related depreciation and amortization	—	(106)	(106)
Cost of equipment	—	(6,258)	(6,258)
Selling, general and administrative expenses	(1,420)	—	(1,420)
Income taxes	227	1,018	1,245
Minority interests	240	1,075	1,315
Effect on net income	(953)	(4,271)	(5,224)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBIFON HOLDINGS B.V.
(Registrant)

	By:	/s/ E A J de Rijk
	Name:	Erik de Rijk
	Title:	Director of MobiFon Holdings B.V.
Chief Executive Officer

	By:	/s/ M L J M Heere
	Name:	Michiel Heere
	Title:	Director of MobiFon Holdings B.V.
Chief Financial Officer

Dated: March 1, 2006